Exhibit 99.7

Extraordinary General Meeting of Shareholders 2012

Information regarding the Extraordinary General Meeting of Shareholders (“EGM”) of ASML Holding N.V. to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Friday, September 7, 2012, beginning at 2.00 pm CET.

Pursuant to the provisions of the law those persons who are registered as shareholder in one of the registers designated by the Board of Management for this purpose on Friday, August 10, 2012, after processing of all settlements per that date (the “Registration Date”), may attend the EGM, subject to the further requirements as stated below under ‘Registration, attendance and voting procedures’.

Changes in shareholdings after the Registration Date have no further relevance as far as entitlement to vote is concerned: only shares owned and settled on August 10, 2012 are entitled to be voted on at the EGM. Further, pursuant to the provisions of Dutch law, all ASML shares are freely tradable at all times, also after the Registration Date, and there is no share blocking associated with the EGM.

The aggregate number of issued shares at the convocation date, July 24, 2012, amounts to 419,852,514 shares. Considering the number of treasury shares, 10,734,860 shares, the aggregate number of outstanding shares to which voting rights are attached amounts to 409,117,654.

Shareholders who have any questions regarding the items on the agenda, may submit these questions by email to legal@asml.com. Questions, if any, will be dealt with at the EGM.

Agenda

Agenda for the AGM

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Shareholders’ circular

Shareholders’ circular

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Amendments Articles of Association

Draft deeds of amendment to the Articles of Association

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Explanatory notes to the amendments to the Articles of Association

Explanatory notes to the proposed amendments to the Articles of association

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Registration, attendance and voting procedures

Information regarding the registration, attendance and voting procedures for the EGM.

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